UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

AUSPEX PHARMACEUTICALS, INC.

(Name of Subject Company)

AUSPEX PHARMACEUTICALS, INC.

(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

05211J102

(CUSIP Number of Class of Securities)

Pratik Shah

President and Chief Executive Officer

Auspex Pharmaceuticals, Inc.

3333 N. Torrey Pines Court, Suite 400

San Diego, California 92037

(858) 558-2400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Barbara L. Borden, Esq.

Rama Padmanabhan, Esq.

Kenneth J. Rollins, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On March 30, 2015, Auspex Pharmaceuticals, Inc. (“Auspex”) and Teva Pharmaceutical Industries Ltd. (“Teva”) issued a joint press release announcing the execution of an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, Aurum Merger Sub, Inc., a wholly owned subsidiary of Teva (“Purchaser”), will commence a tender offer (the “Offer”) to purchase all of the issued and outstanding shares of Auspex common stock for $101.00 per share in cash. If successful, the Offer will be followed by a merger of Purchaser with and into Auspex (the “Merger”).

This Schedule 14D-9 filing consists of the following document relating to the proposed Offer and Merger:

(i)	Auspex employee FAQs, first used on March 30, 2015.

Employee - Frequently Asked Questions

What’s happening?

Auspex Pharmaceuticals, Inc. (“Auspex”) has entered into an agreement to be acquired by Teva Pharmaceutical Industries Limited (“Teva”), for $101 per share, or approximately $3.5 billion.

Who is Teva?

Teva (NYSE and TASE: TEVA) is a leading global pharmaceutical company with 43,000 employees in 60 countries. Teva delivers high-quality, patient-centric healthcare solutions in 100 markets. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development organization to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2014 amounted to $20.3 billion. For more information, visit www.tevapharm.com.

Why are we selling the company now?

After a thorough assessment of strategic alternatives, our Board concluded that the proposal put forth by Teva is the best alternative to maximize value for stockholders.

How is selling Auspex to Teva beneficial for us?

Teva is a successful, leading global pharmaceutical company with a world-leading position in innovative treatments for disorders of the central nervous system, as well as an extensive and established global commercial footprint. Teva can provide a wealth of opportunities on all fronts, from investment in R&D and market penetration, to challenging career opportunities. Teva’s open culture and drive for quality, value creation and doing things differently is a good environment in which Auspex and its employees can continue our work to create novel therapies.

Why is this acquisition beneficial for Teva?

Teva recognizes that Auspex’s innovative medicines portfolio can drive leadership in a differentiated and underserved movement disorders market. Innovation for value, growth and patient health is a primary Teva focus and Auspex’s culture, combined with its high caliber of talent will complement and greatly fit Teva’s R&D organization to expand Teva’s footprint in the treatment of neurodegenerative disease and enhance Teva’s long-term growth profile.

What does it mean for Auspex as a company?

Once the transaction closes, instead of being an independent public company, we will be a wholly owned subsidiary of Teva. We will continue the process of submitting an NDA for Austedo (SD-809), and we will continue our ongoing clinical studies in SD-809, SD-560, and SD-1077, all led by existing Auspex personnel.

When will the transaction be complete? Is there anything that could stop it?

We expect the transaction will close in the second quarter of this year. As with any company acquisition, the transaction can only happen if Auspex shareholders approve it by tendering a sufficient number of shares in the tender offer to be commenced by Teva and other conditions are met. In the meantime, Auspex and Teva will continue to do business as separate entities. It is business as usual for both companies.

Will Auspex’ offices remain in San Diego?

Teva’s focus is on ensuring that the Auspex team has the resources and support they need to execute the FDA filings for Austedo and to progress our other clinical programs. We expect that the San Diego site will remain operational and focused on achieving those goals so business can continue as usual. Business continuity is the most important factor.

Will there be layoffs?

It is too early to make any determinations regarding layoffs. Over the coming weeks and months, Teva leadership, along with the Auspex leadership will work closely together to determine a people strategy for the near and long term future.

Is there a severance program in place for any of us who might lose our jobs following the closing?

Auspex does not have a general severance policy in place. However, Teva does have a policy, which they have shared with me, and which would apply to Auspex employees after the closing. In addition, Teva has committed to work closely with us to create severance and retention programs that will provide peace of mind and enable all of us to continue focusing on business as usual. The company has had preliminary discussions with Teva around implementing a plan tailored to Auspex and hope to finalize something in the very near future. Of course, as soon as we have more details, we will share them with you.

Do I still work for Auspex or do I work for Teva?

Auspex employees will continue to work for Auspex until the transaction is finalized, and after that, Auspex employees will be transitioned to becoming Teva employees.

What if I choose not to join Teva?

If you choose not to join Teva, then it would be considered a resignation from the company and all relevant policies and procedures would apply.

What happens next?

A leadership team on behalf of Teva will arrive next week to Auspex offices to have conversations with you and the management members. During these conversations we will elaborate further regarding the process. During this visit, we will address employee matters in a transparent and collaborative manner.

What does this mean for my salary and benefits?

If you remain employed by Auspex, Teva or an affiliate following the transaction, for at least one year, your pay, bonus opportunity, and healthcare benefits will be at least as favorable in the aggregate as what you currently have.

What is the impact to Auspex’ 401(k) Plan?

Auspex’s current 401(k) Plan will remain in place for the time being. We will notify you if any changes are made in the future.

What happens to my stock and/or stock options?

Teva is purchasing Auspex at a price of $101 per share of common stock. Upon completion of the transaction, all of your unvested RSUs will become fully vested, cancelled and you will be paid a cash amount equal to $101 per share of common stock subject to such fully vested RSUs. If you hold unvested restricted stock, that stock will become fully vested immediately prior to the expiration of the tender offer and all shares of common stock subject to your fully vested restricted stock award will be treated as common stock outstanding in the transaction.

For stock option holders, upon completion of the transaction, all of your outstanding unvested stock options will become fully vested, cancelled and you will be paid a cash amount equal to (i) the total number of shares underlying such fully vested options, multiplied by (ii) $101 minus the applicable exercise price of the options.

The cash amounts will generally be subject to applicable tax withholdings.

What does this mean for my ESPP shares?

Assuming the transaction closes, the current ESPP offering period will be the last offering period under Auspex’s Employee Stock Purchase Plan and no new offering periods will begin. If the closing of the transaction occurs prior to the end of the current offering period, the current offering period will be shortened and participants’ accumulated contributions will be used to purchase shares of Auspex common stock. Auspex’s Employee Stock Purchase Plan will terminate upon completion of the tender offer.

Once the deal closes, will Auspex employees be transitioned to Teva’s holiday schedule or remain on Auspex’ holiday schedule until the end of the 2015 calendar year?

The current Auspex holiday schedule will remain through 2015. Teva is working with Auspex to make a final determination on this matter for future years. Once these decisions are made, we will let you know.

Once the deal closes, how will Auspex’ PTO plan be merged into Teva’s time off plan?

The current Auspex PTO plan will remain through 2015. Teva is working with Auspex to make a final determination on this matter for subsequent years. Once these decisions are made, we will let you know. In addition, following the closing of the transaction, Teva will continue to provide you with any accrued but unused personal, sick or vacation time that you were entitled to while at Auspex.

How else will this change affect employees?

If your individual position is not being impacted by this transaction, then the transaction will not change your job responsibilities. We will continue to manage the company as we have done in the past.

What should I do if I get questions from the media, investors or others?

It’s likely that this situation will generate lots of interest from the media and others. If you receive any calls or requests for information from media, please immediately refer them to Pratik Shah, President & CEO. Calls or requests for information from investors should be directed to John Schmid, CFO.

What should I tell others?

Tell them “same Auspex, same Austedo and other clinical development programs; just part of a larger, more established organization.” Then tell them how much we appreciate their continued support in progressing our development and research programs.

Where can I get more information?

On the Auspex web site you’ll find the Press Release regarding the announcement. We will keep the web site updated so that employees, vendors, and investors are informed as the process moves forward. We will communicate with you in a timely, transparent and consistent manner as more information becomes available.

Forward-looking statements

This communication may contain certain forward-looking statements regarding Auspex, including without limitation with respect to its business, the proposed tender offer and merger, the expected timetable for completing the transaction, and the strategic and other potential benefits of the transaction. Completion of the tender offer and merger are subject to conditions, including satisfaction of a minimum tender condition and the need for regulatory approval, and there can be no assurance that those conditions can be satisfied or that the transactions described in this communication (the “Transactions”) will be completed or will be completed when expected. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the risk that not all conditions of the offer or the merger will be satisfied or waived; uncertainties regarding the two companies’ ability to successfully market both new and existing products; uncertainties relating to the anticipated timing of filings and approvals relating to the Transactions; uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of Auspex’s stockholders will tender their stock in the tender offer; the possibility that competing offers will be made; the failure to complete the tender offer or the merger in the timeframe expected by the parties or at all; the outcome of legal proceedings that may be instituted against Auspex and/or others relating to the Transactions; Auspex’s ability to maintain relationships with employees or vendors; domestic and global economic and business conditions;

and other risk factors described in Auspex’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed with the United States Securities and Exchange Commission. Any forward-looking statements in this communication are based upon information known to Auspex on the date of this announcement. Auspex does not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Notice to Investors/Important Additional Information will be Filed with the U.S. Securities and Exchange Commission

This communication is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of Auspex stock. Teva has not commenced the tender offer for shares of Auspex’ stock described in this announcement. Upon commencement of the tender offer, Teva will file with the U.S. Securities and Exchange Commission (SEC) a tender offer statement on Schedule TO and related exhibits, including an offer to purchase, letter of transmittal, and other related documents. Following commencement of the tender offer, Auspex will file with the SEC a solicitation/recommendation statement on Schedule 14D-9. Stockholders should read the offer to purchase and solicitation/recommendation statement and the tender offer statement on Schedule TO and related exhibits when such documents are filed and become available, as they will contain important information about the tender offer. Stockholders can obtain these documents when they are filed and become available free of charge from the SEC’s website at www.sec.gov or by contacting:

Corporate Communications Contacts:

For Media:

Dan Budwick, Pure Communications, Inc.

dan@purecommunicationsinc.com

(973) 271-6085

For Investors:

Monique Allaire Lyons, Pure Communications, Inc.

monique@purecommunicationsinc.com

(781) 631-0759